March 2014
Pricing Sheet dated March 31, 2014 relating to Preliminary Terms No. 1,317 dated March 4, 2014 Registration Statement No. 333-178081 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in International Equities
PLUS Based on the Value of the Nikkei 225 Stock Average® Index due May 5, 2015
Performance Leveraged Upside SecuritiesSM
Principal at Risk Securities
PRICING TERMS – MARCH 31, 2014
Issuer:	Morgan Stanley
Maturity date:	May 5, 2015
Underlying index:	Nikkei 225 Stock Average® Index
Aggregate principal amount:	$1,451,500
Payment at maturity:	If final index value is greater than initial index value,
$10 + leveraged upside payment
In no event will the payment at maturity exceed the maximum payment at maturity.
If final index value is less than or equal to initial index value,
$10 × index performance factor
This amount will be less than or equal to the stated principal amount of $10.
Leveraged upside payment:	$10 × leverage factor × index percent increase
Index percent increase:	(final index value – initial index value) / initial index value
Initial index value:	14,827.83, which is the index closing value on the pricing date
Final index value:	The index closing value on the valuation date
Valuation date:	April 30, 2015, subject to postponement for non-index business days and certain market disruption events
Leverage factor:	300%
Index performance factor:	final index value / initial index value
Maximum payment at maturity:	$11.40 per PLUS (114% of the stated principal amount).
Stated principal amount:	$10 per PLUS
Issue price:	$10 per PLUS (see “Commissions and issue price” below)
Pricing date:	March 31, 2014
Original issue date:	April 3, 2014 (3 business days after the pricing date)
CUSIP:	61760S530
ISIN:	US61760S5304
Listing:	The PLUS will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Estimated value on the pricing date:	$9.686 per PLUS. See “Investment Summary” in the accompanying preliminary terms.
Commissions and issue price:	Price to public(1)	Agent’s commissions(1)(2)	Proceeds to issuer(3)
Per PLUS	$10	$0.20	$9.80
Total	$1,451,500	$29,030	$1,422,470
(1)
The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of PLUS purchased by that investor. The lowest price payable by an investor is $9.925 per PLUS. Please see “Syndicate Information” in the accompanying preliminary terms for further details.

(2)
Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $0.20 for each PLUS they sell. For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement for PLUS.

(3)	See “Use of proceeds and hedging” in the accompanying preliminary terms.

We have received the consent of Nikkei Inc. to use and refer to the Nikkei 225 Stock Average® Index in connection with the PLUS. Nikkei, the publisher of the Nikkei 225 Stock Average® Index, has the copyright to the Nikkei 225 Stock Average® Index. All rights to the Nikkei 225 Stock Average® Index are owned by Nikkei. The PLUS are not sponsored, endorsed, sold or promoted by Nikkei, and Nikkei makes no representation regarding the advisability of investing in the PLUS.

The PLUS are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering and the related product supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 1,317 dated March 4, 2014

Product Supplement for PLUS dated August 17, 2012	Index Supplement dated November 21, 2011

Prospectus dated November 21, 2011

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.